

August 18, 2023

Jordan Licht
Chief Financial Officer
Burford Capital Limited
Oak House
Hirzel Street
St. Peter Port GY1 2NP
Guernsey

Re: Burford Capital Limited
Forms 20-F for the Fiscal Years Ended December 31, 2021 and 2022
Filed March 29, 2022 and May 16, 2023, respectively
File No. 001-39511

Dear Jordan Licht:

We have reviewed your August 7, 2023 response to our comment letter and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Notes to the consolidated financial statements
Note 15. Fair value of assets and liabilities
Sensitivity of Level 3 valuations, page 118

1.   We acknowledge your response to comment 13. Please represent to us that, in future filings, you will revise your disclosure about the ranges of percentages to be applied against the risk adjustment factors to include disclosure about the breadth of the ranges and how you select the specific percentages within each range, consistent with your response. See the disclosure objective in ASC 820-10-50-1C(a).

2.   We acknowledge your response to the second bullet of comment 14. To clarify for financial statement users the interrelationship between case milestone factors and the risk adjustment premium, please represent to us that, in future filings, you will disclose the example provided in the second full paragraph on page 20 of your response.

        You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-3474 if you have any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance